Exhibit 23.1

Consent of Deloitte & Touche LLP, Independent Accountants

We consent to the incorporation by reference in Registration Statements No. 333-54106 and No. 333-61984 of Valicert, Inc. on Form S-8, and in Registration Statement No. 333-74664 of Valicert, Inc. on Form S-3 of our report dated January 23, 2003 (February 18, 2003 as to the second paragraph of Note 14 and May 19, 2003 as to the first paragraph of Note 14) (which report expresses an unqualified opinion and includes explanatory paragraphs regarding (a) the uncertainty about Valicert, Inc.’s ability to continue as a going concern and (b) a change in the method of accounting for goodwill), appearing in this Annual Report on Form 10-K/A of Valicert, Inc.

/s/    DELOITTE & TOUCHE LLP

San Jose, California

June 4, 2003